UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Reed’s, Inc.

(Name of Issuer)

$0.001 par value Common Stock

(Title of Class of Securities)

758338107

(CUSIP Number)

February 14, 2013 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	Page 2 of 12

1	Names of reporting persons. I.R.S. Identification Nos. of above person (entities only) Malta Street Partners, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power - 0 -
	6	Shared voting power 606,996
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 606,996
9	Aggregate amount beneficially owned by each reporting person 606,996
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.07% (2)
12	Type of reporting person (see instructions) PN

CUSIP No. 758338107	Page 3 of 12

1	Names of reporting persons. I.R.S. Identification Nos. of above person (entities only) Pearl Elias
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power - 0 -
	6	Shared voting power 908,496
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 908,496
9	Aggregate amount beneficially owned by each reporting person 908,496
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.58% (2)
12	Type of reporting person (see instructions) IN

CUSIP No. 758338107	Page 4 of 12

1	Names of reporting persons. I.R.S. Identification Nos. of above person (entities only) Robert Elias
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power - 0 -
	6	Shared voting power 908,496
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 908,496
9	Aggregate amount beneficially owned by each reporting person 908,496
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.58% (2)
12	Type of reporting person (see instructions) IN

CUSIP No. 758338107	Page 5 of 12

1	Names of reporting persons. I.R.S. Identification Nos. of above person (entities only) Gabriel Elias
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power - 0 -
	6	Shared voting power 301,500
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 301,500
9	Aggregate amount beneficially owned by each reporting person 301,500
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.52% (2)
12	Type of reporting person (see instructions) IN

CUSIP No. 758338107	Page 6 of 12

1	Names of reporting persons. I.R.S. Identification Nos. of above person (entities only) Alma Elias
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power - 0 -
	6	Shared voting power 301,500
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 301,500
9	Aggregate amount beneficially owned by each reporting person 301,500
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.52% (2)
12	Type of reporting person (see instructions) IN

CUSIP No. 758338107	Page 7 of 12

Item 1(a)	Name of Issuer:

Reed’s, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

13000 South Spring Street, Los Angeles, CA 90061

Item 2(a)	Name of Persons Filing:

Malta Street Partners, LP

Pearl Elias

Robert Elias

Gabriel Elias

Alma Elias

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

P.O. Box 340, Merion Station, PA 19066.

Item 2(c)	Citizenship:

Malta Street Partners, LP, a limited partnership with its principal place of business being located at P.O. Box 340,

Merion Station, PA 19066.

Pearl Elias - United States

Robert Elias - United States

Gabriel Elias - United States

Alma Elias - United States

Item 2(d)	Title of Class of Securities:

$0.0001 par value Common Stock

Item 2(e)	CUSIP Number:

758338107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Malta Street Partners, LP

(a)	Amount beneficially owned: 606,996 (1)

(b)	Percent of class: 5.07% (2)

CUSIP No. 758338107	Page 8 of 12

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 606,996 (1)

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 606,996 (1)

B.	Pearl Elias

(a)	Amount beneficially owned: 908,496 (1) (3) (4)

(b)	Percent of class: 7.58% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 908,496 (1) (3) (4)

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 908,496 (1) (3) (4)

C.	Robert Elias

(a)	Amount beneficially owned: 908,496 (1) (3) (4)

(b)	Percent of class: 7.58% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 908,496 (1) (3) (4)

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 908,496 (1) (3) (4)

D.	Gabriel Elias

(a)	Amount beneficially owned: 301,500 (3)

(b)	Percent of class: 2.52% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 301,500 (3)

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 301,500 (3)

E.	Alma Elias

(a)	Amount beneficially owned: 301,500 (3)

CUSIP No. 758338107	Page 9 of 12

(b)	Percent of class: 2.52% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 301,500 (3)

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 301,500 (3)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Explanatory Notes:

(1) Malta Street Partners, LP (“Malta”) is the beneficial owner of the 606,996 shares of common stock set forth in this report. Malta is a limited partnership, and Elias Family Management Company LLC (“EFMC”) is its sole general partner. Pearl Elias and Robert Elias are the sole managers of EFMC and, in that capacity, have the right to act on behalf of EFMC and on behalf of Malta. As such, Pearl Elias and Robert Elias may be deemed to share the voting and dispositive power over the 606,996 shares set forth in this report.

(2) Percentage ownership is based on the issuer having 11,982,845 shares outstanding as set forth in its Form 10-Q filed November 14, 2012.

(3) The Elias Family Charitable Trust (the “Trust”) is the beneficial owner of the 25,500 shares of common stock set forth in this report. Gabriel Elias and Alma Elias are the trustees of the Trust, and, in that capacity, share the voting and dispositive control over the shares held by the Trust. As discussed in footnote (4), Pearl Elias and Robert Elias may be also be deemed to share the voting and dispositive power over the shares held by the Trust.

(4) Pursuant to certain powers of attorney agreements, Pearl Elias and Robert Elias may act on behalf of each of Gabriel Elias and Alma Elias. As such, Pearl Elias and Robert Elias may be also be deemed to share the voting and dispositive power over the shares reported by Gabriel Elias and Alma Elias.

CUSIP No. 758338107	Page 10 of 12

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 14, 2013

MALTA STREET PARTNERS, LP

By:	Elias Family Management Company LLC, its sole general partner

By:	/s/ Pearl Elias
Pearl Elias, Manager

By:	/s/ Robert Elias
Robert Elias, Manager

/s/ Pearl Elias
Pearl Elias

/s/ Robert Elias
Robert Elias

*
Gabriel Elias

*
Alma Elias

* By:	/s/ Pearl Elias
Pearl Elias, Attorney-in-Fact

By:	/s/ Robert Elias
Robert Elias, Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 758338107	Page 11 of 12

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Amendment to Schedule 13G

CUSIP No. 758338107	Page 12 of 12

AGREEMENT TO JOINTLY FILE AMENDMENT TO SCHEDULE 13G

AGREEMENT dated as of February 14, 2013 by and among Malta Street Partners, LP, Pearl Elias, Robert Elias, Gabriel Elias and Alma Elias (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Amendment to Schedule 13G with respect to Reed’s, Inc., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

MALTA STREET PARTNERS, LP

By:	Elias Family Management Company LLC, its sole general partner

By:	/s/ Pearl Elias
Pearl Elias, Manager

By:	/s/ Robert Elias
Robert Elias, Manager

/s/ Pearl Elias
Pearl Elias

/s/ Robert Elias
Robert Elias

*
Gabriel Elias

*
Alma Elias

* By:	/s/ Pearl Elias
Pearl Elias, Attorney-in-Fact

By:	/s/ Robert Elias
Robert Elias, Attorney-in-Fact

EXHIBIT A